EXHIBIT 99.12

GANDER MOUNTAIN COMPANY

FIRST AMENDMENT TO

AMENDED AND RESTATED EXECUTIVE STOCK OPTION AGREEMENT

This First Amendment to Amended and Restated Executive Stock Option Agreement is made and entered into effective as of May 6, 2002, by Gander Mountain Company, a Delaware corporation (“Company”) and Robert L. Klein, a resident of the State of Minnesota (“Klein”).

RECITALS:

A.                                   The Company and Klein entered into that certain Executive Stock Option Agreement dated as of January 19, 1998 (“Agreement”), as amended and restated by that certain Amended and Restated Executive Stock Option Agreement dated as of December 31, 2000 (“Amended and Restated Option Agreement”), a copy of which is attached hereto as Exhibit A, by which the Company granted Klein the option to purchase One Thousand Seven Hundred Seventy-Three (1,773) Shares of the Company’s Class B Nonvoting Common Stock, $.01 par value (“Klein’s Executive Shares”) on certain terms and conditions.

B.                                     Klein’s Executive Shares vested as of January 19, 2002.

C.                                     Klein retired from the Company effective May 6, 2002.

D.                                    The Company and Klein desire to amend the Amended and Restated Option Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and Klein agree as follows:

1.                                       Paragraph 4.2 of the Amended and Restated Option Agreement is amended and restated in its entirety to read:

“During the lifetime of Executive, only Executive or his guardian or his legal representative may exercise the Option. After the death of Executive, the Option may be exercised by Executive’s Personal Representative or the beneficiaries of Executive’s estate, as the case may be, subject to the time period within which the Option is exercisable after Executive’s death as specified in Section 4.3 hereof.”

2.                                       Paragraphs 4.3 (b) and 4.3 (c) of the Amended and Restated Option Agreement are deleted in their entirety.

3.                                       Paragraph 6 of the Amended and Restated Option Agreement is amended and restated in its entirety to read:

“The Option shall expire and all rights to purchase Executive Shares hereunder shall cease on the earliest of (i) April 1, 2008, (ii) the expiration of the period within which the Option is exercisable after Executive’s death as specified in Section 4.3 above, or (iii) the date, if any, fixed for cancellation pursuant to Section 5.2 above. If the Option is no longer exercisable for any reason before being completely exercised, it shall be deemed to have lapsed or terminated and will no longer be outstanding.”

4.                                       Except as modified herein, the Amended and Restated Option Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Amended and Restated Execution Stock Option Agreement to be duly executed as of the date first written above.

GANDER MOUNTAIN COMPANY

By	/s/ Ronald A. Erickson	/s/ Robert L. Klein
	Ronald A. Erickson	Robert L. Klein